                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2000


                         Commission file number 1-8022



                                CSX CORPORATION
                              CAPITAL BUILDER PLAN



                                CSX CORPORATION
                             A Virginia Corporation
                 IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999



Contents

Report of Independent Certified Public Accountants                                        3

Statements of Net Assets Available for Benefits                                           4

Statement of Changes in Net Assets Available for Benefits                                 5

Notes to Financial Statements                                                          6-12

Signature                                                                                13

Exhibit 23 - Consent of Ernst & Young LLP, Independent Certified Public Accountants     I-1


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan (the Plan) as of December 31, 2000 and 1999,and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                            /s/ ERNST & YOUNG LLP

Jacksonville, Florida
June 22, 2001

                               CSX CORPORATION
                             CAPITAL BUILDER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                            (Dollars in Thousands)

                                                       December 31,
                                                   2000           1999
                                          ------------------------------
ASSETS
 Investment in Master Trust, at fair
  value (see Note 3)                             $270,303       $280,804


 Receivables:
  Employer contributions                                -              4
  Participant contributions                             -            130


TOTAL ASSETS                                      270,303        280,938

LIABILITIES
 Accrued expenses                                     114            448
                                          ------------------------------

TOTAL LIABILITIES                                     114            448
                                          ------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $270,189       $280,490
                                          ==============================


See Notes to Financial Statements.

                                CSX CORPORATION
                              CAPITAL BUILDER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Dollars in Thousands)


ADDITIONS
 Net loss on investment in Master Trust                $(25,937)
 Employer contributions                                   5,585
 Participant contributions                               28,968
                                                  -------------
                                                          8,616

DEDUCTIONS
 Distributions to participants                           18,535
 Fees and expenses                                          382
                                                  -------------
                                                         18,917
                                                  -------------

NET DECREASE                                            (10,301)

Net Assets Available for Benefits at Beginning of
 Period                                                 280,490
                                                  -------------

Net Assets Available for Benefits at End of Period     $270,189
                                                  =============


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 1 -  DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (CSX) and affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions: Each year, participants may contribute, in 1% multiples, up to 15% of annual compensation, as defined by the Plan. Certain eligible participants may also contribute other compensatory awards to the Plan. Subject to certain limitations, participants may reinvest distributions received from another qualified plan. Participants may revise investment direction daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain participant accounts of the eligible groups, as defined by the Plan. These shares may be purchased throughout the year and are held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to the participants' accounts.

The Plan also provides for a Company matching contribution of stock or cash to certain eligible participants. The amount and timing of the Company matching contributions varies according to individual agreements. All employer matching contributions are invested in CSX common stock, except for certain amounts which can be directed by certain eligible groups as defined by the Plan.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated to active participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in Company matching contributions made in cash and are vested after five years of credited service in Company matching contributions made in stock (ESOP.) A participant is immediately vested upon death, disability or retirement.

Loans: Participants may borrow from their fund account in amounts equal to no more than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Participants may not borrow from an ESOP account even though the ESOP account is used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon disability or retirement, elect to receive monthly installments over a 240-month period. Surviving spouses of retired or disabled participants may elect to continue monthly installments or to initiate monthly installments. A participant with an account balance of $5,000 or less shall be paid in lump sum.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2000 were paid from Plan funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared with the accrual method of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition: Investments in CSX Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Synthetic guaranteed investment contracts are reported at fair value, which in the case of such contracts approximates contract value. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST

At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 27%.

Summarized financial information of the Master Trust is presented below:

                                             December 31,
                                                2000
                                          ---------------
Total Master Trust net assets

Assets:
 Accrued income                                $  1,051
 Receivables:
   Employer contributions                           610
   Participant contributions                      1,778

 Investments at fair value:
  Cash and cash equivalents                       4,791
  Mutual funds:
   Fidelity Equity-Income Fund                  103,197
   Vanguard Institutional Index Fund            171,041
   Twentieth Century Select Fund                125,918
   Other                                         59,641
  CSX Corporation common stock                  286,357*
  Guaranteed investment contracts:
   AIG Life Contract                            101,324
   JP Morgan Contract                            93,773
  Collective trust fund                          16,476
  Loans to participants                          24,307
                                          -------------

Total assets                                    990,264

Liabilities:
 Due to brokers for securities purchased          1,090
 Accrued expenses                                   857
                                          -------------
Total Master Trust net assets                  $988,317
                                          =============

*Includes nonparticipant-directed (see Note 4)

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income (loss) for the Master Trust is as follows:

                                               Year Ended
                                           December 31, 2000
                                           -----------------
Net appreciation (depreciation) in fair
 value of investments determined by quoted
 market prices:
   Mutual funds                                  $(43,567)
   CSX Corporation common stock                   (50,373)
   Collective trust fund                              937
                                            -------------
                                                  (93,003)

Interest and dividend income                       41,425
                                            -------------
                                                 $(51,578)
                                            =============

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of high quality bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2000 was 6.76% and 6.89%, respectively (6.06% and 6.70%, respectively, at December 31, 1999). The average crediting rate during 2000 was 6.41% for the AIG Life Contract and 6.80% for the J.P. Morgan Contract.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                     December 31,
                                                2000           1999
                                              -----------------------
Net Assets:
  CSX Corporation common stock                $107,173       $123,631



                                                       Year Ended
                                                    December 31, 2000
                                                    -----------------
Changes in Net Assets:
   Contributions                                        $  5,585
   Dividends                                               4,648
   Transfers to Other Funds                                 (611)
   Net depreciation in fair value of CSX                 (21,260)
     Corporation common stock
   Distributions to Participants                          (4,820)
                                                      ----------
                                                        $(16,458)
                                                      ==========

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 5 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2000, the Plan incurred expenses of $700 for these services.

During the year ended December 31, 2000, the Master Trust received cash dividends from investments in CSX common stock of $6,340, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in the net loss on investment in Master Trust in the statement of changes in net assets available for benefits.

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2000, the Master Trust earned interest of $364 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in the net loss on investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CSX CORPORATION CAPITAL BUILDER PLAN

                                        By: /s/ JAMES L. ROSS
                                            ------------------------
                                                James L. Ross
                                                Vice President and
                                                Controller
                                                CSX Corporation
                                                (Plan Sponsor)


Date:  June 25, 2001